P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J1

September 19th, 2006	Symbol – TSX & AIM: KGI

Latest Drilling from 5300 Level Continues to Intersect High Grade
Gold Mineralization - 1.02 Ounces of Gold per Ton Over 30.9 feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the new ore systems to the south of the No. 3 Shaft.

The Company has received assays for seven additional drill holes completed from new drill bays on the 5300 level cross cut. Multiple ore-grade intersections are present in all holes including an intersection of 1.02 ounces of gold per ton over a core length of 30.9 feet in drill hole 53-471. As drilling to the south continues, estimates on the size of these new ore bodies will be updated and reported on a regular basis.

“The intersection of 1.02 ounces per ton over 30.9 feet in drill hole 53-471 appears to correlate with the New South Zone 570 feet to the east. This indicates the substantial ore potential of this new sulphide ore body.” said Mike Sutton, Chief Geologist. “In addition, the multiple zones present in this area will quickly expand the current reserve and resource base.”

Highlights of the current results:

  The wide intersection in drill hole 53-471 appears to correlate with the New South Zone 570 feet to the east, with the New South Zone now exhibiting a more east- west strike in this area. (see figure #1)

  Drill hole 53-472 intersected 9 different mineralized zones from 164.1 to 418.9 feet with the best intersection being 9.20 ounces per ton over 4.7 feet on the Lower D North Hangingwall Zone. (see figure #2)

  Drill hole 53-468 intersected 20.2 ounces per ton over 2.0 feet on what is interpreted to be #6 Break. (see figure #2)

  Drilling thus far from the cross cut has covered a strike length of 800 feet with a vertical extent of 250 feet. Mineralization associated with the Lower D Zone/Lower D North and subsidiary mineralization has now been defined over a strike length of 2,000 feet. The newly designated #7 Break has been defined over a strike length of 400 feet with a vertical extent of 400 feet.

  Extending a distance from 1,100 to 2,000 feet south of the mine workings and from a north to south direction, at least 8 parallel and sub-parallel zones have been identified which include:
#6 Break
#7 Footwall Zone
#7 Break
Lower D North Footwall (FW) Zone
Lower D Zone
Lower D North
Lower D North Hangingwall (HW) Zone
New South Zone

Additional mineralized zones are present but require further drilling to prove continuity and are thus designated as New Zones.

The diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure #1 is a plan view showing some of the latest intersections south of the #3 shaft mine workings. (see figure 1). Figure #2 is a composite schematic section through the area encompassing these new results. (see figure 2).

The following table summarizes the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
53-472	#6 Break Incl. and #7 Break Lower D North FW Incl. Lower D North New New Lower D North HW Incl. New New	164.1 164.1 166.2 213.9 243.8 245.0 285.0 306.4 316.6 333.4 333.4 386.0 417.7	167.5 165.1 167.5 215.0 246.1 246.1 288.7 310.1 318.2 338.1 335.3 387.2 418.9	+12	100	4.30/3.4’ CL = 2.2’ TW, Uncut
3.07/3.4’ CL = 2.2’ TW, Cut
5.13/1.0’ CL = 0.7’ TW, VG
5.45/1.3’ CL = 0.8’ TW, VG
0.84/1.1’ CL = 0.8’ TW
2.16/2.3’ CL = 1.7’ TW, Uncut
1.84/2.3’ CL = 1.7’ TW, Cut
4.18/1.1’ CL = 0.8’ TW VG, Tell
0.45/3.7’ CL = 0.6’ TW, VG
0.94/3.7’ CL = TW?, VG
1.07/1.6’ CL = TW?, VG
9.20/4.7’ CL = 3.3’ TW, Uncut
1.76/4.7’ CL = 3.3’ TW, Cut
21.92/1.9’ CL = 1.3’ TW, VG, Tell
0.55/1.2’ CL = TW?
						0.84/1.2’ CL = TW?, VG,
53-471	#7 Break New South Incl.	236.9 692.8 704.0	238.1 723.7 706.5	0	100	15.80/1.2’ CL = 0.6’ TW, VG 1.02/30.9’ CL = 8.2’ TW, Uncut 0.94/30.9’ CL = 8.2’ TW, Cut 4.47/2.5’ CL = 0.7’ TW, VG

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
53-464	#7 Footwall Lower D North HW	269.7 357.4	275.0 359.4	+17	131	0.52/5.3’ CL = 5.2’ TW, VG 1.15/2.0’ CL = 1.9’ TW, VG
53-467	#6 Break #7 Footwall New #7 Break Lower D North Lower D North HW New	326.5 410.0 427.0 440.5 523.0 717.0 782.0	330.0 412.0 428.0 442.0 524.0 720.0 783.8	+20	084	0.30/3.5’ CL = 2.1’ TW 0.25/2.0’ CL = 1.3’ TW 0.62/1.0’ CL = TW Unknown 0.88/1.5’ CL = 0.8’ TW, VG 2.71/1.0’ CL = 0.5’ TW 3.54/3.0’ CL = 1.6’ TW 0.50/1.8’ CL = TW?
53-468	#6 Break #7 Footwall #7 Break Lower D North FW Lower D North HW	353.8 444.5 455.2 507.0 789.7	355.8 447.8 456.3 510.0 790.7	+19	080	20.2/2.0’ CL = 1.1’ TW, VG 1.58/3.3’ CL = 2.0’ TW, VG 5.11/1.1’ CL = 0.5’ TW, VG 0.63/3.0’ CL = 1.7’ TW, VG 0.85/1.0’ CL = 0.5’ TW, VG
53-469	#7 Break Lower D North FW Lower D North HW New New	353.1 363.5 456.3 472.0 820.0	354.1 364.5 457.3 479.0 826.0	+5	116	0.56/1.0’ CL = 0.9’ TW, VG 2.58/1.0’ CL = 0.8’ TW, VG 15.48/1.0’ CL = 0.7’ TW, VG 0.30/7.0’ CL = TW? 0.77/6.0’ CL = TW?
53-470	New New	580.5 704.5	584.6 705.5	+35	122	0.23/4.1’ CL = TW? 0.58/1.0’ CL = TW?, VG, Tell

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

The following table summarizes the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-472	#6 Break Incl. and #7 Break Lower D North FW Incl. Lower D North New New Lower D North HW Incl.	50.0 50.0 50.7 65.2 74.3 74.7 86.9 93.4 96.5 101.6 101.6	51.1 50.3 51.1 65.5 75.0 75.0 88.0 94.5 97.0 103.1 102.2	+12	100	147.4/1.1m CL = 0.7m TW, Uncut
105.3/1.1m CL =0.7m TW, Cut
175.9/0.3m CL = 0.2m TW, VG
186.9/0.4m CL = 0.2m TW, VG
28.8/0.3m CL = 0.3m TW
74.1/0.7m CL = 0.5m TW, Uncut
63.1/0.7m CL = 0.5m TW, Cut
143.3/0.3m CL = 0.2m TW, VG,
15.4/1.1m CL = 0.2m TW, VG
32.2/1.1m CL = TW?, VG
36.7/0.5m’ CL = TW?, VG
315.4/1.5m CL = 1.0m TW, Uncut
60.3/1.5m CL = 1.0m TW, Cut
751.5/0.6m CL =0.4mTW, VG

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
	New New	117.7 127.3	118.0 127.7			18.9/0.3m CL = TW? 28.8/0.4m CL = TW?, VG,
53-471	#7 Break New South Incl.	72.2 211.2 214.6	72.6 220.6 215.4	0	100	541.7/0.4m CL = 0.2m TW, VG 35.0/9.4m CL = 2.5m TW, Uncut 32.2/9.4m CL = 2.5m TW, Cut 153.3/0.8m CL = 0.2m TW, VG
53-464	#7 Footwall Lower D North HW	82.2 109.0	83.8 109.6	+17	131	17.8/1.6m CL = 1.6m TW, VG 39.4/0.6m CL = 0.6m TW, VG
53-467	#6 Break #7 Footwall New #7 Break Lower D North Lower D North HW New	99.5 125.0 130.2 134.3 159.5 218.6 238.4	100.6 125.6 130.5 134.8 159.8 219.5 239.0	+20	084	10.3/1.1m CL = 0.6m TW 8.6/0.6m CL = 0.4m TW 21.3/0.3m CL = TW Unknown 30.2/0.5m CL = 0.2m TW, VG 92.9/0.3m CL = 0.2m TW 121.4/0.9m CL = 0.5m TW 17.1/0.6m CL = TW?
53-468	#6 Break #7 Footwall #7 Break Lower D North FW Lower D North HW	107.9 135.5 138.8 154.6 240.8	108.5 136.5 139.1 155.5 241.1	+19	080	692.6/0.6m CL = 0.3m TW, VG 54.2/1.0m CL = 0.6m TW, VG 175.2/0.3m CL = 0.2m TW, VG 21.6/0.9m CL = 0.5m TW, VG 29.1/0.3m = 0.2m TW, VG
53-469	#7 Break Lower D North FW Lower D North HW New New	107.7 110.8 139.1 143.9 250.0	108.0 111.1 139.4 146.0 251.8	+5	116	19.2/0.3m CL = 0.3m TW, VG 88.5/0.3m CL = 0.2m TW, VG 530.7/0.3m = 0.2m TW, VG 10.3/2.1m CL = TW? 26.4/1.8m CL = TW?
53-470	New New	177.0 214.8	178.2 215.1	+35	122	7.9/1.2m CL = TW? 19.9/0.3m CL = TW?, VG, Tell

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979
Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Chelsea Hayes
Pelham Public Relations
Phone 020 7743 6675
E-mail: chelsea.hayes@pelhampr.com

     Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

N
O4 BREAK
LEVEL 5300
-4000
-3000
-2000
-1000
0
1000
-1000
-2000
-3000
#7 BREAK
(PREVIOUS #6 SPLAY)
5300 Cross Cut
Now At This Point
A
B
53-472
4.30/ 3.4' CL (#6 BREAK)
0.84/ 1.1'CL (#7 BREAK)
2.16/ 2.3'CL (LOWER D NORTH FW)
0.45/ 3.7' CL (LOWER D NORTH)
0.94/ 3.7' CL (NEW)
1.07/1.6' CL (NEW)
9.20/ 4.7' CL (LOWER D NORTH HW)
0.55/1.2' CL (NEW)
0.84/1.2' CL (NEW)
53-470
0.23/ 4.1' CL (NEW)
0.58/ 1.0' CL (NEW)
53-464
0.52/ 5.3' CL (# 7 FOOTWALL)
1.15/ 2.0' CL (LOWER D NORTH)
50-622
3.34oz/1.0' CL
53-467
0.30/ 3.5' TW (# 6 BREAK)
0.25/ 2.0' TW (#7 FOOTWALL)
0.62/ 1.0' CL (NEW)
0.88/ 1.5' CL (# 7 BREAK)
2.71/ 1.0' CL (LOWER D NORTH)
3.54/3.0' CL (LOWER D NORTH HW)
0.50/ 1.8' CL (NEW)
53-468
53-467
53-464
NEW SOUTH
ZONE
53-465
53-472
53-461
53-471
53-464
53-462
53-470
53-463
53-469
53-466
20.2/ 2.0' CL (#6 BREAK)
1.58/ 3.3' CL (# 7 FOOTWALL)
5.11/ 1.1' CL (# 7 BREAK)
0.63/ 3.0' CL (LOWER D NORTH FW)
0.85/ 1.0' CL (LOWER D NORTH HW)
LOWER D ZONE
SECTION LINE A-B
SEE FIG. 2
53-471
15.8/ 1.2' CL (# 7 BREAK)
1.02/ 30.9' CL (NEW SOUTH)
53-469
0.56/ 1.0' CL (#7 BREAK)
2.58/ 1.0' CL (LOWER D NORTH FW)
15.48/ 1.0' CL (LOWER D NORTH HW)
0.30/ 7.0' CL (NEW)
0.77/ 6.0'CL (NEW)
LEGEND
CL CORE LENGTH
TW TRUE WIDTH
HW HANGING WALL
FW FOOTWALL
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
ALL ASSAYS IN OZ/TON (UNCUT) OVER CORE LENGTH (CL)
UNLESS OTHERWISE STATED
PART OF 5300 LEVEL
ZONE OR BREAK
PROPOSED NEW DRIFT
DIAMOND DRILL HOLE
SCALE: 2000 FT
PLAN VIEW OF RECENT DRILLING
SHOWING DISCOVERIES TO THE SOUTH
#3 SHAFT AREA, KIRKLAND LAKE GOLD INC,
KIRKLAND LAKE, ONTARIO
FIGURE 1
SEPT 19, 2006

FIGURE 2

-1000 S
-1500 S
A
B
53-470
53-467
0.88oz /1.5' CL
53-467
2.71 oz /1.0' CL
53-467
0.25oz /2.0' CL
53-468
1.58 oz /3.3' CL
53-468
0.63 oz /3.0' CL
53-468
20.2oz /2.0' CL
53-467
0.30oz /3.5' CL
53-468
5.11 oz /1.1' CL
53-464
0.52oz /5.3' CL
ELEVATION
OF 5300
CROSS CUT
- 5266
#6 BREAK
53-467
53-468
53-463
53-464
53-462
53-472
53-465
53-469
53-466
53-471
53-461
53-467
3.54 oz /3.0' CL
53-468
0.86 oz /1.0' CL
53-464
1.15 oz /2.0' CL
53-472
9.20 oz /4.7' CL
53-471
1.02 oz/30.9' CL
NEW SOUTH ZONE
#7 BREAK FOOTWALL
#7 BREAK
LOWER D NORTH FOOTWALL
LOWER D NORTH
LOWER D NORTH HANGING WALL
53-472
0.84 oz /1.1' CL
53-472
4.30 oz /3.4' CL
53-469
0.56 oz /1.0' CL
53-471
15.80 oz 1.2' CL
53-469
2.58 oz /1.0' CL
53-472
2.16 oz /2.3' CL
53-472
0.45 oz /3.7' CL
53-469
15.46 oz /1.0' CL

LEGEND

CL	CORE LENGTH
TW	TRUE WIDTH

RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
ALL ASSAYS IN OZ/TON (UNCUT) OVER CORE LENGTH (CL)
UNLESS OTHERWISE STATED

ZONE OR BREAK

DIAMOND DRILL HOLE

APPROXIMATELY 100 FEET

GENERALIZED SECTION LOOKING EAST SHOWING RECENT DRILLING AND ZONES TO THE SOUTH #3 SHAFT AREA, KIRKLAND LAKE GOLD INC, KIRKLAND LAKE, ONTARIO

FIGURE 2
SEPT 19, 2006